EXHIBIT 11

THE CHROMALINE CORPORATION
COMPUTATION OF NET EARNINGS PER COMMON SHARE
(Unaudited)

	Nine Months Ended
	Sept 30, 1999	Sept 30, 1998
Net earnings applicable to common shareholders for basic and diluted earnings per share	$593,611	$712,935
Weighted average shares outstanding for basic earnings per share	1,179,409	1,167,251
Dilutive effect of stock options computed using the treasury stock method and the average market price	7,668	9,053
Weighted average shares outstanding for diluted earnings per share	1,187,077	1,176,304
Basic earnings per share	$0.50	$0.61
Diluted earnings per share	$0.50	$0.61